July 25, 2018

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Lisa Krestynick

Re:	Callon Petroleum Company
Registration Statement on Form S-4 filed July 16, 2018
File No. 333-226193

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Callon Petroleum Company (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Washington, D.C. time, on Friday, July 27, 2018, or as soon as practicable thereafter.

Very truly yours, CALLON PETROLEUM COMPANY

/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr. President and Chief Executive Officer

cc: William B. Nelson, Haynes and Boone, LLP